Exhibit 99.1

Foresight to Initiate First Pilot Project for Its COVID-19 Symptom Detection Solution

One of Israel’s largest health maintenance organizations (HMO), Meuhedet, will use the system to screen up to 50,000 of its patients in the city of Ashdod

Ness Ziona, Israel – July 17, 2020 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision, announced today that it will begin a pilot project for its prototype COVID-19 symptom detection mass screening solution. The technology will be evaluated for several months by Meuhedet, one of Israel’s largest health maintenance organizations.

Meuhedet serves over one million patients from all sectors across Israel and maintains more than 300 clinics throughout the country. The pilot project will be carried out in Meuhedet’s largest clinic in Ashdod which serves approximately 50,000 patients. To date, several entire neighborhoods in Ashdod have been quarantined due to a large number of confirmed coronavirus patients.

Foresight’s solution, which is based on the Company’s extensive knowledge of thermal and visible-light cameras, artificial intelligence and advanced algorithms, is designed to rapidly and accurately detect some of the main symptoms associated with the COVID-19 virus. The combination of several symptoms increases the likelihood of accurate detection and potentially eliminates false positive results.

The system will be installed, with no consideration to the Company, at the entrance to the clinic, and will allow screening of all incoming patients. Initial detection of high body temperature will determine if further testing for fatigue and cough symptoms is required. Real-time data collected by the system will allow Foresight to further develop and improve the system, as more data is collected.

“As the COVID-19 virus continues to spread, it is of great concern to find a solution that will help to detect early symptoms of the coronavirus and offer a solution aimed at preventing another pandemic outbreak. This first pilot project with a leading Israeli HMO validates the need for Foresight’s new screening solution in high-traffic areas such as health clinics. Based on the large number of Mehuedet clinics throughout Israel, a successful pilot project may lead to further evaluation and future commercial orders,” said Haim Siboni, CEO of Foresight.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of sensors systems for the automotive industry. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

The Company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Foresight is targeting the semi-autonomous and autonomous vehicle markets and predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost effective platform and advanced technology.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses creating a solution to detect symptoms of the coronavirus, that the combination of several symptoms increases the likelihood of accurate detection and potentially eliminates false positive results, cooperation with Meuhedet for a pilot project, and that a successful pilot project may lead to further evaluation and future commercial orders. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

In addition, Foresight cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to Foresight. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Foresight's annual report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia
CEO
MS-IR LLC
msegal@ms-ir.com
917-607-8654